                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 MakeMusic, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                Norman H. Pessin
                           605 Third Avenue-19th Floor
                            New York, New York 10158
                                 (212) 476-5654
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    October 30, 2006
          ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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PAGE 2
CUSIP No.                                                           Schedule 13D

----------------------------------------------------------------

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1) SEP IRA FBO Norman H. Pessin ###-##-####

2) Sandra F. Pessin ###-##-####

----------------------------------------------------------------

                     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       (a)  [ v ]
                       (b)  [ v ]

                     -----------------------------------------------------------
                     3 SEC USE ONLY

                     -----------------------------------------------------------
                     4 SOURCE OF FUNDS
                           PF
                     -----------------------------------------------------------
                     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEMS 2(d) OR 2(e)
                     -----------------------------------------------------------
                     6 CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

                     -----------------------------------------------------------
                     NUMBER OF SHARES        7    SOLE VOTING POWER
                     BENEFICALLY
                                                        1) 31,444

                                                        2) 176,938

                     -----------------------------------------------------------
                     OWNED BY EACH           8 SHARED VOTING POWER

                         REPORTING           - - - - - - - - - -

                     -----------------------------------------------------------
                     PERSON WITH             9   SOLE DISPOSITIVE POWER

                                                      1) 31,444

                                                      2) 176,938

                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          - - - - - - - - - - -
                      ----------------------------------------------------------
                      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                        1)31,444

                                                        2)176,938

                     -----------------------------------------------------------
                     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                     -----------------------------------------------------------
                     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     1) .8%
                                     2)4.25%

                     -----------------------------------------------------------
                     14   TYPE OF REPORTING PERSON*

                           IN
                     -----------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                  PAGE 3
                  CUSIP No.
                  Schedule 13D

                  Item 1.  Security and Issuer

                  This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of MakeMusic, Inc., (the "Issuer"), whose principal executive offices are located at 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota 55344-3838.

                  Item 2.  Identity and Background


                  This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin and for Sandra F. Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:


   Name and Address:                         1) SEP IRA F/B/O
                                                Norman H. Pessin
                                                605 Third Avenue-19th Floor
                                                New York, New York 10158

                                             2) Sandra F. Pessin
                                                605 Third Avenue-19th Floor
                                                New York, New York 10158



   Principal Occupation:                     1) N.A.
                                             2) Housewife

   Criminal convictions:                     1) N.A.
                                             2) None


   Civil proceedings:                        1) N.A.
                                             2) None


   Citizenship:                              1) N.A.
                                             2) United States

                 Item 3. Source and Amount of Funds or Other Consideration SEP
                IRA F/B/O purchased 31,444 shares as follows:

            Date              Number of Shares                   Price per Share
            ----              ----------------                   ---------------
            03/10/2006            10,000                            $5.48
            03/13/2006             1,000                             5.51
            03/17/2006             5,778                             5.26
            03/20/2006             5,000                             5.20
            07/28/2006             1,000                             4.69
            08/04/2006               666                             4.53
            08/15/2006             1,200                             4.70
            08/16/2006             1,500                             4.64
            11/03/2006             5,300                             5.10

                          Sandra F. Pessin purchased 176,938 shares as follows:

            Date              Number of Shares                   Price per Share
            ----              ----------------                   ---------------
            03/22/2006               650                            $4.99
            03/23/2006             4,250                             5.01
            3/23/2006                500                             4.98
            3/24/2006              1,100                             4.93
            04/03/2006             6,100                             5.23
            04/04/2006            17,000                             5.07
            04/11/2006            10,000                             4.81
            04/17/2006             2,500                             4.60
            04/18/2006             5,500                             4.60
            04/19/2006             2,000                             4.56
            05/18/2006            10,000                             4.53
            07/31/2006               630                             4.70
            08/01/2006               703                             4.69
            08/02/2006             1,301                             4.67
            08/03/2006             3,100                             4.60
            08/07/2006               670                             4.55
            08/08/2006             5,930                             4.62
            08/09/2006             2,504                             4.63
            08/10/2006             2,000                             4.60
            08/11/2006               700                             4.55
            08/18/2006             1,600                             4.65
            08/23/2006               600                             4.70
            08/24/2006             1,100                             4.70
            08/25/2006               100                             4.65
            08/28/2006             3,000                             4.69
            08/29/2006             1,654                             4.70
            08/31/2006             3,945                             4.70
            10/27/2006            10,000                             5.97
            10/30/2006            50,000                             5.24
            10/30/2006             2,165                             5.10
            11/06/2006            25,000                             5.05
            11/10/2006             1,500                             5.10

                  PAGE 4
                  CUSIP No.


                  Item 4.  Purposes of the Transactions


                  The purpose of the acquisitions of securities is investment. The Reporting Persons reserve the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.


                  Item 5.  Interest in Securities of the Issuer


                  SEP IRA F/B/O Norman H. Pessin owns 31,444 shares of common stock of the issuer, constituting .8% of the outstanding shares thereof. Sandra F. Pessin owns 176,938 shares which aggregate 4.52% of the shares thereof.

                  PAGE 5
                  CUSIP No.


                  Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  None.

                  Item 7.  Material to Be Filed as Exhibits

                  None.

                  Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           SEP IRA F/B/O Norman H. Pessin


                                    By:__________________________
                                         Norman H. Pessin



                                       __________________________
                                         Sandra F. Pessin







November 17, 2006